SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________

SCHEDULE TO

Tender Offer Statement pursuant to Section 14(d) (1) or 13(e) (1)

of the Securities Exchange Act of 1934

________________________________

DRDGOLD Limited

(Name of Subject Company)

________________________________

DRDGOLD Limited

(Name of Filing Person — Offeror)

________________________________

6% Senior Convertible Notes due 2006

(Title of Class of Securities)

________________________________

CUSIP No. 266597AA1

CUSIP No. 266597AB9

Common Code 015754486

(CUSIP Number of Class of Securities)

________________________________

D.J. Pretorius, Esq.

EBSCO House 4

DRDGOLD Limited

299 Pendoring Avenue

Randburg, 2195

South Africa

Telephone: +27 11 219 8700

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communication on Behalf of Filing Persons)

________________________________

Copies to:

Richard Ely, Esq.

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

40 Bank Street

London E14 5DS

England

+44 20 7519 7171

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$66,000,000	$7,062
*

Estimated for the purposes of calculating the amount of the filing fee only. The amount assumes the exchange of the entire outstanding principal amount of 6% Senior Convertible Notes due 2006 of DRDGOLD Limited for newly-issued 6% Senior Convertible Notes due 2010.

**	The amount of the filing fee, calculated in accordance with Section 13(e)(1) of the Securities Exchange Act of 1934 equals $107.00 for each $1,000,000 of the value of the transaction.
☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer by DRDGOLD Limited, a public company incorporated under the laws of South Africa (the “Company”), to exchange (the “Exchange Offer”) $1,000 principal amount of the Company’s 6% Senior Convertible Notes due 2010 (the “New Notes”) for each $1,000 principal amount of validly tendered and accepted outstanding 6% Senior Convertible Notes due 2006 of the Company (the “Old Notes”).

The Exchange Offer is made upon the terms and subject to the conditions contained in the offering memorandum dated June16, 2006 (as may be amended or supplemented from time to time, the “Offering Memorandum”) and the related Letter of Transmittal, which are incorporated herein by reference, and filed as exhibits to this Schedule TO. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934.

Item 1. Summary Term Sheet

The information under the heading “Summary Term Sheet” in the Offering Memorandum is incorporated herein by reference in response to this Item 1.

Item 2. Subject Company Information

(a) The subject company is DRDGOLD Limited, a South African corporation, with its principal executive offices located at EBSCO House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa, 2195. The Company’s telephone number at such office is (+27 11) 219-8700.

(b) This Issuer Tender Offer Statement on Schedule TO relates to the Exchange Offer by the Company to exchange the New Notes for a like principal amount of the Old Notes. On the date of the Offering Memorandum, there was $66,000,000 in aggregate principal amount of Old Notes issued and outstanding.

(c) The Old Notes are not traded on any established market.

Item 3. Identity and Background of Filing Person

(a) The Company is the filing person; for its principal executive offices and telephone number, please see Item 2 of this Issuer Tender Offer Statement on Schedule TO.

(b) Pursuant to General Instruction C to Schedule TO, the following persons are the executive officers and directors of the Company:

Name	Position

Mark Michael Wellesley-Wood	Chief Executive Officer and Director
John William Cornelius Sayers	Chief Financial Officer and Director
Geoffrey Charles Campbell	Director
Robert Peter Hume	Director
Douglas John Meldrum Blackmur	Director
James Turk	Director
Daniel Johannes Pretorius	Group Legal Counsel
Ilja David Graulich	Strategic Development Officer
Andrew Norman Weir	General Manager Human Resources
Themba John Gwebu	Group Company Secretary

The business address of each of the above executive officer and director of the Company is EBSCO House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa, 2195. The telephone number at such office is (+27 11) 219-8700.

Item 4. Terms of the Transaction

The information under the headings “Summary Term Sheet,” “ Summary”, “Material Differences Between the Old Notes and New Notes,” “The Exchange Offer,” “Description of the Notes” and “Certain Income Tax Consequences” in the Offering Memorandum is incorporated herein by reference in response to this Item 4.

Item 5. Past Contacts, Transactions, Negotiations, and Agreements

None.

Item 6. Purposes of the Transaction and Plans or Proposals

The information under headings “Summary Term Sheet” and “The Exchange Offer” in the Offering Memorandum is incorporated herein by reference in response to this Item 6.

Item 7. Source and Amount of Funds or Other Consideration

The information under the headings “Summary Term Sheet” and “The Exchange Offer” in the Offering Memorandum is incorporated herein by reference in response to this Item 7. The consideration for the Old Notes to be purchased by the Company is the issuance of $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes tendered by holder and accepted by the Company in the Exchange Offer. The total consideration required to purchase all of the outstanding Old Notes is up to $66 million principal amount of New Notes.

Item 8. Interest in Securities of the Subject Company

None.

Item 9. Persons/Assets, Retained, Employed, Compensated, or Used

No persons or classes of person have been directly or indirectly employed, retained or are to be compensated to make solicitations or recommendations in connection with the Exchange Offer.

Item 10. Financial Statements.

(a) The information in Part III, Item 18 (Financial Statements) of the Annual Report on Form 20-F for the Fiscal Year ended June 30, 2005 of the Company is incorporated herein by reference in partial response to this Item 10.

(b) The information in the Company’s Report on Form 6-K, filed with the SEC on June 9, 2006, is incorporated herein by reference in partial response to this Item 10.

(c) The information in the Offering Memorandum under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference in partial response to this Item 10.

(d) On December 31, 2005, the Company’s book value per share was U.S.$0.23.

Item 11. Additional Information

None.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offering Memorandum, dated June 16, 2006.
(a)(1)(ii)	Letter of Transmittal, dated June 16, 2006.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 16, 2006.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 16, 2006.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(i)	Announcement of DRDGOLD Limited, dated June 16, 2006.

(b)	None.
(c)	None.
(d)	Form of Indenture.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DRDGOLD LIMITED

/s/ J. Sayers
		Name:	John Sayers
		Title:	Chief Financial Officer

Date:	June 12, 2006

EXHIBIT INDEX

(a)(1)(i)	Offering Memorandum, dated June 16, 2006
(a)(1)(ii)	Letter of Transmittal, dated June 16, 2006
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 16, 2006
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 16, 2006
(a)(5)(i)	Announcement of DRDGOLD Limited, dated June 16, 2006
(d)	Form of Indenture